July 19, 2024

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Linkhome Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed July 10, 2024 File No. 333-280379

Ladies and Gentlemen:

On behalf of our client, Linkhome Holdings Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 19, 2024, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed via EDGAR on July 10, 2024.

The Company is concurrently filing via EDGAR the Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Form S-1/A filed July 10, 2024

Principal Stockholders, page 80

1.	We note your response to prior comment 1. Please include all three executive officers and your three director nominees in the table. See Item 403(b) of Regulation S-K. Also revise the footnotes to the table for consistency.

Response: The Company acknowledges the Staff’s comment and has revised page 80 of the Registration Statement to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Zhen Qin, Chief Executive Officer, Linkhome Holdings Inc.